(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primus Telecommunications Group, Incorporated

Primus Telecommunications Holding, Inc.

Primus Telecommunications IHC, Inc.

Primus Telecommunications, Inc.

Trescom International, Inc.

Least Cost Routing, Inc.

Trescom U.S.A., Inc.

iPrimus USA, Inc.

iPrimus.com, Inc.

Full Name of Registrant

N/A
Former Name if Applicable

7901 Jones Branch Drive, Suite 900
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR ☒ or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 cannot be filed on or prior to the prescribed August 9, 2007 due date without unreasonable effort and expense. Due to an unanticipated delay in finalizing the accounting for income taxes, the Registrant did not complete its review and preparation of the financial statements in advance of August 9, 2007. As a result, the Registrant did not have sufficient time to finalize its review and preparation of its Quarterly Report on Form 10-Q before the August 9, 2007 deadline.

Persons who are to respond to the collection of information SEC 1344 (05-06) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas R. Kloster	(703)	902-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 2, 2007, the Registrant issued a press release announcing financial results for the three and six months ended June 30, 2007. A copy of the press release is attached as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated August 2, 2007.

The Registrant reported in such press release: (1) second quarter 2007 net revenue of $227 million, down from $250 million in the second quarter of 2006 and net revenue of $454 million and $518 million for the six months ended June 30, 2007 and June 30, 2006, respectively; (2) net income for the second quarter 2007 of $6 million, compared to a net loss of ($220) million in the second quarter 2006; net income of $3 million and net loss of ($236) million for the six months ended June 30, 2007 and June 30, 2006, respectively; and (3) basic and diluted net income per common share of $0.05 and $0.03, respectively, in the second quarter 2007, as compared to basic and diluted net loss per common share of ($1.93) in the second quarter 2006; and basic and diluted net income per common share of $0.03 and $0.02, respectively for the six months ended June 30, 2007; and basic and diluted loss per common share of ($2.13) for the six months ended June 30, 2006.

Primus Telecommunications Group, Incorporated

Primus Telecommunications Holding, Inc.

Primus Telecommunications IHC, Inc.

Primus Telecommunications, Inc.

Trescom International, Inc.

Least Cost Routing, Inc.

TresCom U.S.A., Inc.

iPrimus USA, Inc.

iPrimus.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2007	By:	/s/ Thomas R. Kloster
Thomas R. Kloster
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 2, 2007; incorporated by reference to the Current Report on Form 8-K, filed on August 2, 2007.